September 30, 2024

Sardar Biglari
Chairman of the Board of Directors and Chief Executive Officer
Biglari Holdings Inc.
19100 Ridgewood Parkway, Suite 1200
San Antonio, Texas 78259

        Re: Biglari Holdings Inc.
            Cracker Barrel Old Country Store, Inc.
            PREC14A filed September 23, 2024 by Biglari Holdings Inc. et al. File No. 001-25225
Dear Sardar Biglari:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed September 23, 2024
General

1.      Refer to the following statement on page 12:    Mr. Biglari disclaims
beneficial ownership
        of such shares of Common Stock, except to the extent of his pecuniary interest therein.
        Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise accordingly.
2.      Disclosure on page 22 states that    [u]nder applicable rules, your
broker will not have
        discretionary authority to vote your shares at the Annual Meeting on any of the
        proposals.    However, subsequent disclosure on page 22 indicates that
  if you receive
        proxy materials only from the Company, then brokers will be entitled to vote your shares
        on    routine    matters without instructions from you.    Please
revise to address this apparent
        discrepancy.
3. We note the Schedule 13D amendment filed by the Biglari Group on August 20, 2024.
        Please advise us as to why such filing was made over two months after Mr. Biglari
 September 30, 2024
Page 2

       delivered a letter addressed to the Chairman of the Board discussing, among other
       matters,    Biglari   s desire to gain representation on the Board.
Refer to Exchange Act
       Rule 13d-2(a).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions